EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,
	2009	2009	2008	2007	2006	2005	2004
Earnings:
Incoming from continuing operations	$321	$957	$1,198	$1,020	$1,005	$920	$3,841
Income taxes provision	136	376	425	539	554	544	2,466
Net fixed charges	220	664	907	937	845	639	855
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(4)	(11)	(16)	(17)	(15)	(20)	(29)
Total Earnings	$673	$1,986	$2,514	$2,479	$2,389	$2,083	$7,133
Fixed Charges:
Interest and amortization of premiums, discounts and capitalized expenses related to short-term borrowings and long-term debt, net	$200	$605	$825	$865	$799	$603	$813
Interest on capital leases	5	15	22	23	11	1	1
AFUDC debt	11	33	44	32	20	15	12
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	4	11	16	17	15	20	29
Total Fixed Charges	$220	$664	$907	$937	$845	$639	$855
Ratios of Earnings to Fixed Charges	3.06	2.99	2.77	2.65	2.83	3.26	8.34

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.   “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities in accordance with the Income Tax Topic of the FASB ASC.